UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Suite 302D
Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INDEX

Exhibit	Description
99.1	Report of Voting Results
99.2

Amended and Restated Shareholder Rights Plan Agreement (amending and restating the Shareholder Rights Plan dated March 29, 2016) between the Registrant and Computershare Trust Company of Canada dated as of May 8, 2019

SIGNATURE

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2019
AETERNA ZENTARIS INC.

/s/Leslie Auld
Leslie Auld
Chief Financial Officer